
May 6, 2020

Suying Liu
Chairman and Chief Executive Officer
Mountain Crest Acquisition Corp.
311 West 43rd Street, 12th Floor
New York, NY 10036

      Re: Mountain Crest Acquisition Corp.
          Amendment 2 to Draft Registration Statement on Form S-1
          Submitted April 23, 2020
          CIK No. 1803914

Dear Dr. Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 2 to Draft Registration Statement on Form S-1 submitted April 23,2020

General

1. Advise what consideration you have given to risk factor disclosure concerning the Wuhan virus pandemic as it relates to your ability to complete a business combination and its potential effect on the operations of a target company with which you complete a business combination.

Signatures, page 121

2. Your principal accounting officer or controller also must sign the registration statement. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must

specify each capacity in which he signs the registration statement. <u>See</u> instructions for signatures on Form S-1, and revise.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Giovanni Caruso, Esq.